UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 3)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Mobileye N.V.

(Name of Subject Company)

Mobileye N.V.

(Name of Person Filing Statement)

Ordinary shares, nominal value €0.01 per share

(Title of Class of Securities)

N51488117

(CUSIP Number of Class of Securities)

Liz Cohen-Yerushalmi

Har Hotzvim

13 Hartom Street

PO Box 45157

Jerusalem 9777513, Israel

+ 972-2-591-7858

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

James R. Tanenbaum, Esq.

Anna T. Pinedo, Esq.

Morrison & Foerster LLP

250 West 55th Street

New York, NY 10019-5201

(212) 468-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 (this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Mobileye N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “Mobileye”), originally filed with the Securities and Exchange Commission (the “SEC”) on April 5, 2017 (together with any subsequent amendments and supplements thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Cyclops Holdings, LLC (“Purchaser”), a Delaware limited liability company and a wholly owned subsidiary of Intel Corporation, a Delaware corporation (“Parent” or “Intel”), as disclosed in the Tender Offer Statement on Schedule TO filed with the SEC on April 5, 2017 by Purchaser and Parent (as amended or supplemented from time to time, the “Schedule TO”), and pursuant to which Purchaser is offering to purchase all of the outstanding ordinary shares, nominal value €0.01 per share, of the Company (the “Shares”) at a price of $63.54 per Share, less any applicable withholding taxes and without interest to the holders thereof, payable in cash (such offer, on the terms and subject to the conditions set forth in the offer to purchase, dated April 5, 2017, and in the related letter of transmittal, each as filed on Schedule TO, together with any amendments or supplements thereto, the “Offer”).

Except as otherwise set forth below, the information regarding the Offer as set forth in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, remains unchanged and is incorporated by reference as relevant to the items in this Amendment No. 3. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9. This Amendment No. 3 is being filed to reflect certain updates as reflected below.

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ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

The disclosure in Item 2 of the Schedule 14D-9 under the heading “(b) Tender Offer—Offer and Post-Offer” is hereby amended and supplemented by adding the following paragraph after the seventh paragraph of such section:

“On June 13, 2017, the EGM (which was combined with the Company’s 2017 annual general meeting of shareholders) was held at the Waldorf Astoria Amsterdam in Amsterdam, The Netherlands. The shareholders of the Company approved all resolutions brought before them at the EGM relating to the Purchase Agreement or the Offer, including the Conversion Resolutions, the Pre-Wired Asset Sale Resolutions and the Governance Resolutions (as defined in the Purchase Agreement), among other things. Adoption of the Governance Resolutions at the EGM satisfied one of the conditions to the Offer. The Offer remains conditioned upon the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the other conditions to the Offer, including satisfaction of the Minimum Condition. As a result of the adoption of the Conversion Resolutions and the Pre-Wired Asset Sale Resolutions at the EGM, if, prior to the Expiration Time, the Company receives the Pre-Wired Asset Sale Ruling from the Israeli Tax Authority relating to the Asset Sale, Liquidation and Second Step Distribution, then the Minimum Condition will automatically be reduced to 67% of the Company’s issued capital as of immediately prior to the Expiration Time.”

ITEM 8.	ADDITIONAL INFORMATION

The disclosure in Item 8 of the Schedule 14D-9 under the heading “(b) Regulatory and Other Approvals—Certain Shareholder Approvals Required in Connection with the Post-Offer Reorganization” is hereby amended and supplemented by deleting the first paragraph of such section in its entirety and replacing it with the following:

“On June 13, 2017, the EGM (which was combined with the Company’s 2017 annual general meeting of shareholders) was held at the Waldorf Astoria Amsterdam in Amsterdam, The Netherlands. The shareholders of the Company approved all resolutions brought before them at the EGM relating to the Purchase Agreement or the Offer, including the Conversion Resolutions, the Pre-Wired Asset Sale Resolutions and the Governance Resolutions, among other things. Adoption of the Governance Resolutions at the EGM satisfied one of the conditions to the Offer. The Offer remains conditioned upon the satisfaction or waiver (to the extent permitted by the Purchase Agreement and applicable law) of the other conditions to the Offer, including satisfaction of the Minimum Condition. As a result of the adoption of the Conversion Resolutions and the Pre-Wired Asset Sale Resolutions at the EGM, if, prior to the Expiration Time, the Company receives the Pre-Wired Asset Sale Ruling from the Israeli Tax Authority relating to the Asset Sale, Liquidation and Second Step Distribution, then the Minimum Condition will automatically be reduced to 67% of the Company’s issued capital as of immediately prior to the Expiration Time.”

ITEM 9.	EXHIBITS

Exhibit No.	Description

(a)(1)(H)	Press release issued by Mobileye N.V., dated June 13, 2017 (incorporated by reference to Exhibit 99.1 to the Form 6-K filed by Mobileye N.V. on June 13, 2017).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Mobileye N.V.

By:	/s/ Ziv Aviram
Ziv Aviram
Chief Executive Officer

Date:  June 13, 2017